Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this Report on Form 20-F and, if not defined in the Form 20-F, in the proxy statement and prospectus on form F-4 (Reg. No. 333-273400), initially filed with the SEC on July 24, 2023 (the “Proxy Statement/Prospectus”).

Introduction

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” to depict the accounting for the transaction (“Transaction Accounting Adjustments”). The Company has elected not to present any reasonably estimable synergies and other transaction effects that have occurred or reasonably expected to occur (the “Management’s Adjustments”) and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.

Prime Impact is a blank check company incorporated as a Cayman Islands exempted company on July 21, 2020. Prime Impact was incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. The registration statement for the Initial Public Offering was declared effective on September 9, 2020. On September 14, 2020, the Company consummated the Initial Public Offering of 30,000,000 units (each, a “Unit” and collectively, the “Units” and, with respect to the Class A ordinary shares included in the Units, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $300.0 million, and incurring offering costs of approximately $17.1 million, inclusive of approximately $10.5 million in deferred underwriting commissions. The underwriters were granted a 45-day option from the date of the final prospectus relating to the Initial Public Offering to purchase up to 4,500,000 additional Units to cover over-allotments, if any, at $10.00 per Unit. Upon the closing of the Initial Public Offering and the Private Placement, $324.1 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering, the Over-Allotment and certain of the proceeds of the Private Placement were placed in a trust account (“Trust Account”) with Continental Stock Transfer & Trust Company acting as trustee and was invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended, or the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account. The units are listed on the NYSE under the symbol PIAI. As of December 31, 2022, Prime Impact has $69.8 million remaining within its Trust Account and has total Assets and Liabilities of $69.9 and $3.8 million, respectively.

CCT was incorporated in the Cayman Islands as an exempted company with limited liability in September 2018 in connection with a Recapitalization of pre-existing entities. CCT is a holding company with no substantive operations of its own. CCT conducts its business mainly through its subsidiaries, the VIE and subsidiaries of VIE (collectively referred to as the “Group”). The Group is primarily engaged in the operation of providing insurance brokerage and technology services in China. The Group commenced its insurance brokerage business from fourth quarter of 2017.

The unaudited pro forma condensed combined balance sheet as of December 31, 2022, combines the historical balance sheets of Prime Impact and CCT on a pro forma basis as if the Business Combination had been consummated on December 31, 2022. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 combine the historical statements of operations of Prime Impact and CCT for such periods on a pro forma basis as if the Business Combination had been consummated on January 1, 2022, the beginning of the earliest period presented. Prime Impact and CCT have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial information was derived from and should be read together with Prime Impact’s and CCT’s audited historical financial statements and related notes, as applicable, and the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Prime Impact,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CCT” and other financial information relating to Prime Impact and CCT contained in the Proxy Statement/Prospectus, the Business Combination Agreement, and agreements referred under section entitled “Item 4. Information on the Company—A. History and Development of the Company—Additional Agreements in connection with the Business Combination.”

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Further, the unaudited pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Description of the Business Combination

On September 14, 2023 (the “Closing Date”), the Company consummated the Business Combination by completing the Initial Merger and the Acquisition Merger, in each as defined and contemplated in the Business Combination Agreement, dated as of January 29, 2023, by and among Prime Impact, CCT, Merger Sub, and the Company.

On the Closing Date, (i) Prime Impact converted its issued and outstanding Class A and B Ordinary Shares into Class A ordinary shares of the Company, (ii) each outstanding warrant to purchase a Prime Impact Class A Ordinary Share was converted into a warrant to purchase one Company Class A ordinary share, (iii) CCT converted its issued and outstanding Ordinary Shares into Class A ordinary shares of the Company based on applicable Per Share Merger Consideration, and (iv) Founder Shares, issued and outstanding, of CCT were converted into Class B ordinary shares of the Company based on applicable Per Share Merger Consideration.

On September 11, 2023, Prime Impact, CCT and the Company entered into certain Subscription Agreements and Backstop Agreement with global institutional investors (the "Investors") where the Investors contractually agreed to purchase an aggregate of 1,800,000 Class A Ordinary Shares of the Company at a purchase price of $10.00/share for aggregate proceeds of approximately $18.0 million (the "PIPE Financings") in connection with the Business Combination. In addition, the Sponsor of Prime Impact subscripted for 634,228 Class A ordinary shares of the Company at $10.00/share in settlement of the Sponsor's obligations with respect to the payment of certain Prime Impact transaction expenses in connection with the Business Combination.

Consideration

The following represents the aggregate merger consideration issued to CCT:

(in thousands, except share and per share data)	Purchase Price	Shares Issued
Share consideration to CCT (1)(2)	$760,000	760,000,000

Note:

(1)	The value of Company Ordinary Shares issued to CCT included in the consideration is reflected at $10.00 per share as defined in the Business Combination Agreement.
(2)	The total 760,000,000 Ordinary Shares to be issued as consideration for all outstanding CCT Ordinary Shares and Preferred Shares include approximately 63,552 Class A Ordinary Shares underlying the assumed Innoven Warrant (which has not been exercised or converted into Class A Ordinary Shares as of the date hereof) and 785,796 unvested Exchanged Restricted Shares, as of the pro forma financial information dates included herein.

Basis of Pro Forma Presentation

Pursuant to Prime Impact’s existing charter, Prime Impact public shareholders were offered the opportunity to redeem, upon closing of the Business Combination, Class A Ordinary Shares held by them for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account. The unaudited pro forma condensed combined financial statements reflect the actual redemption of 4,264,674 shares of Prime Impact Class A Ordinary Shares at $10.82 per share.

The following summarizes the number of Company Ordinary Shares outstanding at the Closing Date:

	Ownership	Ownership %
	in shares	Economic	Voting

CCT rollover equity (2)(3)	75,150,652	91.3%	94.0%
Prime Impact Public Shareholders	375,193	0.5%	0.3%
Prime Impact Founder Shares (4)	4,975,280	6.0%	4.2%
PIPE Financings	1,800,000	2.2%	1.5%
Total (1)	82,301,125	100.0%	100.0%

Note:

(1)	Excludes approximately 10,802,804 Public Warrants and 2,860,561 Private Warrants.
(2)	Excludes approximately 63,552 Class A Ordinary Shares underlying the assumed Innoven Warrant as such warrant has not been exercised. Additionally, 785,796 unvested Exchanged Restricted Shares are also excluded as such shares have not been earned.
(3)	Includes CCT’s historical ordinary shares as well as the Convertible redeemable preferred shares which converted into Company Class A and B Ordinary Shares.
(4)	Includes approximately 634,228 Company Class A Ordinary Shares issued to the Sponsor of Prime Impact to settle Sponsor's obligations with respect to the payment of certain Prime Impact transaction expenses.

Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Prime Impact will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of CCT issuing shares for the net assets of Prime Impact, accompanied by a recapitalization. The net assets of Prime Impact will be stated at historical cost, with no goodwill or other intangible assets recorded.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

(in US$ thousands, except share and per share data)

	As of December 31, 2022	As of December 31, 2022			As of December 31, 2022
	CCT (Historical, As Converted)	Prime Impact (Historical)	Transaction Accounting Adjustments		Pro Forma Combined

ASSETS
Current assets
Cash and cash equivalents	$16,663	$115	$1,212	A	$28,398
			(9,649)	C
			20,057	D
Restricted cash	725	-	-		725
Short-term investments	5,048	-	-		5,048
Accounts receivable, net	58,227	-	-		58,227
Prepayments and other current assets	6,438	28	-		6,466
Total current assets	87,101	143	11,620		98,864
Non-current assets
Cash and investments held in Trust account	-	69,780	(69,780)	A	-
Property, equipment and leasehold improvement, net	315	-	-		315
Intangible assets, net	1,471	-	-		1,471
Right-of-use assets	2,134	-	-		2,134
Goodwill	12,265	-	-		12,265
Total non-current assets	16,185	69,780	(69,780)		16,185
Total Assets	$103,286	$69,923	$(58,160)		$115,049
LIABILITIES
Current liabilities
Accounts payable	$32,929	$759	$(495)	C	$32,918
			(275)	D
Contract liabilities	129	-	-		129
Salary and welfare benefits payable	9,177	-	-		9,177
Tax payable	446	-	-		446
Accrued expenses and other current liabilities	5,927	1,256	(4,741)	C	2,442
Notes payable—related party	-	1,461	(1,461)	D	-
Short-term lease liabilities	1,113	-	-		1,113
Warrant	151	-	-		151
Total current liabilities	49,872	3,476	(6,972)		46,376
Non-current liabilities
Deferred tax liabilities	368	-	-		368
Long-term lease liabilities	903	-	-		903
Amounts due to related party	8,688	-	-		8,688
Deferred revenue	208	-	-		208
Derivative warrant liabilities	-	330	(57)	G	273
Total non-current liabilities	10,167	330	(57)		10,440
Total Liabilities	60,039	3,806	(7,029)		56,816
MEZZANINE EQUITY

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

(in US$ thousands, except share and per share data)

	As of December 31, 2022	As of December 31, 2022			As of December 31, 2022
	CCT (Historical, As Converted)	Prime Impact (Historical)	Transaction Accounting Adjustments		Pro Forma Combined

Prime Impact Class A ordinary shares subject to possible redemption, $0.0001 par value; 6,794,168 shares issued and outstanding at $10.26 per share redemption value as of December 31, 2022	-	69,680	(69,680)	A	-
Series Pre-A convertible redeemable preferred shares	21,933	-	(21,933)	F	-
Series A convertible redeemable preferred shares	48,388	-	(48,388)	F	-
Series B convertible redeemable preferred shares	46,393	-	(46,393)	F	-
Series C convertible redeemable preferred shares	16,722	-	(16,722)	F	-
Series D1 convertible redeemable preferred shares	3,282	-	(3,282)	F	-
Series D2 convertible redeemable preferred shares	5,674	-	(5,674)	F	-
Series D3 convertible redeemable preferred shares	83,587	-	(83,587)	F	-
Total Mezzanine equity	225,979	69,680	(295,659)		-
EQUITY
Shareholders’ Deficit
Prime Impact Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 8,102,103 shares issued or outstanding	-	1	(1)	B	-
Ordinary shares	4	-	(4)	F	-
Treasury stock	(149)	-	149	F	-
Surviving Company class A ordinary shares, $0.0001 par value	-	-	-	A	6
			-	B
			6	F
			-	D
Surviving Company class B ordinary shares, $0.0001 par value	-	-	2	F	2
Additional paid-in capital	-	-	238,334	H	238,334
Accumulated deficit	(182,577)	(3,564)	(3,707)	C	(180,099)
			9,749	E
Accumulated other comprehensive loss	(10)	-	-		(10)
Total Shareholders’ Deficit	(182,732)	(3,563)	244,528		58,233
Total Equity	(182,732)	(3,563)	244,528		58,233
Total Liability, Mezzanine equity and Equity	$103,286	$69,923	$(58,160)		$115,049

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

(in US$ thousands, except share and per share data)

	For the Period ended December 31, 2022	For the Period ended December 31, 2022			For the Period ended December 31, 2022
	Cheche Technology Inc. (Historical, As Converted)	Prime Impact Acquisition I (Historical)	Transaction Accounting Adjustments		Pro Forma Combined

Net revenues	$388,365	$-	$-		$388,365
Cost of revenues	367,735	-	-		367,735
Gross profit	20,630	-	-		20,630
Operating expenses
Selling and marketing expenses	20,146	-	-		20,146
General and administrative expenses	10,053	2,042	71	BB	15,802
			3,636	DD
Administrative expenses- related party	-	120	-		120
Research and development expenses	7,240	-	-		7,240
Total operating expenses	37,439	2,162	3,707		43,308
Operating loss	(16,809)	(2,162)	(3,707)		(22,678)
Other expenses
Interest income	274	-	-		274
Interest expense	(479)	-	-		(479)
Gain on forgiveness of deferred underwriting commissions	-	454	-		454
Change in fair value of derivative warrant liabilities	-	8,592	(1,487)	CC	7,105
Foreign exchange gains	1,944	-	-		1,944
Government grants	2,945	-	-		2,945
Changes in fair value of warrant	(28)	-	-		(28)
Changes in fair value of amounts due to related party	(935)	-	-		(935)
Others, net	(182)	-	-		(182)
Income from investments held in trust account	-	1,598	(1,598)	AA	-
Income (loss) before income tax	(13,270)	8,482	(6,792)		(11,580)
Income tax credit	76	-	-		76
Net income (loss)	(13,194)	8,482	(6,792)		(11,504)
Accretions to preferred shares redemption value	(27,292)	-	27,292	EE	-
Net income (loss) attributable to ordinary shareholders	(40,486)	8,482	20,500		(11,504)
Weighted average Class A ordinary shares outstanding, basic and diluted		24,899,580			82,301,125
Basic and diluted net income (loss) per Class A ordinary share		$0.26			$(0.14)
Weighted average Class B ordinary shares outstanding, basic and diluted		8,102,103			-
Basic and diluted net income (loss) per Class B ordinary share		$0.26			$-

See accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL INFORMATION

1. Basis of Presentation

The unaudited pro forma condensed combined balance sheet as of December 31, 2022, assumes that the Business Combination occurred on December 31, 2022. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 present pro forma effect to the Business Combination as if it had been completed on January 1, 2022.

The unaudited pro forma condensed combined balance sheet as of December 31, 2022, has been prepared using, and should be read in conjunction with, the following:

●	Prime Impact’s audited balance sheet as of December 31, 2022, and the related notes as of December 31, 2022 included elsewhere in this Reportand.

●	CCT’s audited consolidated balance sheet as of December 31, 2022, and the related notes included elsewhere in this Report.

The unaudited pro forma condensed combined statement of operations for year ended December 31, 2022, has been prepared using, and should be read in conjunction with, the following:

●	Prime Impact’s audited statement of operations for the year ended December 31, 2022, and the related notes included elsewhere in this Report and

●	CCT’s audited consolidated statement of operations for the year ended December 31, 2022, and the related notes included elsewhere in this Report.

The historical financial statements of CCT have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”) in its presentation and reporting currency of Chinese yuan (Renminbi or RMB). The historical financial statements of Prime Impact have been prepared in accordance with US GAAP in its presentation and reporting currency of United States dollars ($). The financial statements of CCT have been translated into U.S. dollars for the purposes of presentation in the unaudited pro forma condensed combined financial information (“As Converted”). Additionally, the unaudited pro forma condensed combined financial information as of and for the year ended December 31, 2022 contains translations of certain Renminbi amounts into U.S. dollar at specified rates and are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8983, representing the close rate per Factiva. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, on December 31, 2022 or at any other rate. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade

Management of Prime Impact and CCT has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.

The unaudited pro forma condensed combined financial information does not reflect the income tax effects of the pro forma adjustments as based on the statutory rate in effect for the historical periods presented, as the management believes income tax adjustments to not be meaningful given the combined entity incurred significant losses during the historical periods presented.

Prime Impact and CCT have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Company. They should be read in conjunction with the historical financial statements and notes thereto of Prime Impact and CCT.

2. Accounting Policies

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the Combined Company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X to give effect to the Business Combination and has been prepared for illustrative and informational purposes only.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The Transaction Accounting Adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2022, are as follows:

(A)	Reflects the reclassification of approximately $69.8 million of cash and cash equivalents held in Prime Impact’s Trust Account at the balance sheet date that becomes available to fund the Business Combination, reduced by (i) the redemption on March 14, 2023 of 2,154,301 Prime Impact Class A Ordinary Shares subject to redemption repurchased by Prime Impact as part of its extension at $10.41/share for approximately $22.4 million, and (ii) the actual redemption of 4,264,674 shares of Prime Impact Class A Ordinary Shares for aggregate redemption payments $46.1 million at a redemption price of $10.82/share based on the investments held in the Trust Account at Closing Date. The remaining 375,193 Prime Impact Class A Ordinary Shares not redeemed were reclassified to the Company’s Class A Ordinary Shares.

(B)	Reflects the conversion of Prime Impact Class B Ordinary Shares into Class A Ordinary Shares at the closing of the Business Combination. At closing, approximately $1 thousand Prime Class B ordinary shares are converted to Class A Ordinary Shares.

(C)	Represents preliminary estimated transaction costs expected to be incurred by CCT and Prime Impact of approximately $4.3 million and $5.4 million, respectively, for legal, financial advisory and other professional fees.

Prime Impact Transaction Costs	As of December 31, 2022
(in US$ thousands)
Decrease in Accrued expenses and other current liabilities	(1,255)
Decrease in Accounts payable	(495)
Increase in Accumulated deficit (as discussed in Note 3(DD) below)	(3,636)

Cheche Technology Transaction Costs	As of December 31, 2022
(in US$ thousands)
Decrease in Additional paid-in-capital	(706)
Decrease in Accrued expenses and other current liabilities	(3,486)
Increase in Accumulated deficit (as discussed in Note 3(BB) below)	(71)

(D)	Reflects the issuance of 1,800,000 Company Class A Ordinary Shares, par value $0.0001 per share, related to the PIPE Financings for aggregate proceeds of $18.0 million. Additionally, reflects the issuance of 634,228 Company Class A Ordinary Shares, par value $0.0001 per share, to the Sponsor of Prime Impact for cash proceeds of $2.1 million and relief of $4.3 million of Prime Impact liabilities of which $1.7 million had been accrued for as a liability as of December 31, 2022.

(in US$ thousands)
Increase in Cash	20,057
Decrease in Accounts payable	(275)
Decrease in Notes payable – related party	(1,461)
Increase in Additional paid-in capital	21,793

(E)	Reflects the reclassification of Prime Impact’s historical accumulated deficit into additional paid-in capital of the Company as part of the Business Combination.

(F)	Reflects the conversion of CCT’s Series Pre-A, A, B, C, D1, D2 and D3 convertible redeemable preferred shares, Company Ordinary Share, and CCT’s treasury stock to be recapitalized to Class A Ordinary Shares and additional paid-in capital using par value $0.0001 per share.

(G)	Reflects the Sponsor’s forfeiture of 2,860,561 Prime Impact Private Warrants. The Sponsor Shares were forfeited by Prime Impact pursuant to the term in the Sponsor Support Agreement dated January 2, 2023, in connection with the Business Combination.

(H)	Represents pro forma adjustments to additional paid-in-capital balance to reflect the following:

	(in US$ thousands)
Reclassification of Prime Impact Class A ordinary shares	$47,245	A
Transaction costs	(706)	C
Reclassification of Prime Impact’s historical accumulated deficit	(9,749)	E
Conversion of CCT’s convertible redeemable preferred shares, Ordinary shares, and Treasury stock into Surviving Company class A and class B ordinary shares	225,826	F
Forfeiture of Prime Impact Private Warrants	57	G
Conversion of Prime Impact Class B ordinary shares into Surviving Company class A ordinary shares	1	B
Redemption of Prime Impact Class A ordinary shares	(46,133)	A
PIPE Financings and Sponsor subscription	21,793	D
TOTAL	$238,334

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022, are as follows:

(AA)	Reflects elimination of interest income generated from the Investments held in Trust Account for the year ended December 31, 2022.

(BB)	Reflects preliminary estimated CCT transaction costs expected to be incurred of $70.9 thousand for professional service fees incurred as part of the Business Combination allocated to the Public Warrants and Private Warrants. These costs are reflected as if incurred on January 1, 2022, the date the Business Combination is deemed to have occurred for the purposes of the unaudited pro forma condensed combined statements of operations. These costs are a non-recurring item.

(CC)	Reflects elimination of the change in fair value of derivative warrant liabilities related to the Private Warrants that will be forfeited by the Sponsor.

(DD)	Reflects preliminary estimated Prime Impact’s transaction costs that will be expensed upon the closing of the Business Combination. These costs are reflected as if incurred on January 1, 2022, the date the Business Combination is deemed to have occurred for the purposes of the unaudited pro forma condensed combined statement of operations. These costs are a non-recurring item.

(EE)	Reflects elimination of accretions to preferred shares redemption value.

4. Net Income (Loss) per Share

Represents the net income (loss) per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2022. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented.

Year Ended December 31, 2022
(in US$ thousands, except share and per share data)

Pro forma net loss	$(11,504)
Pro forma weighted average shares outstanding, basic and diluted (1)	82,301,125
Pro forma net loss per share, basic and diluted	$(0.14)

Note:

(1)	The pro forma diluted shares for the year ended December 31, 2022 exclude the following because including them would be antidilutive, or such instruments are currently out of the money: (i) 10,802,804 unexercised Prime Impact Public Warrants, (ii) 2,860,561 unexercised Prime Impact Private Warrants, (iii) 63,552 Class A Ordinary Shares underlying the assumed Innoven Warrant, which has not been exercised, and (iv) 785,796 unvested Exchanged Restricted Shares.